United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Airbnb, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

009066101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009066101	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Joseph Gebbia
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 56,962,234
	6	Shared Voting Power 0
	7	Sole Dispositive Power 56,962,234
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 56,962,234
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.8%
12	Type of Reporting Person IN

CUSIP No. 009066101	Schedule 13G	Page 2 of 5

ITEM 1. (a)	Name of Issuer:

Airbnb, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

888 Brannan Street, San Francisco, California 94103.

ITEM 2. (a)	Name of Person Filing:

This statement is filed on behalf of Joseph Gebbia (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is 888 Brannan Street, San Francisco, California 94103.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

009066101

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2022, based upon 398,246,802 shares of Class A Common Stock outstanding as of October 14, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022. The information below assumes the conversion of the Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer held by the Reporting Person into shares of Class A Common Stock on a one-to-one basis.

CUSIP No. 009066101	Schedule 13G	Page 3 of 5

(a) Amount beneficially owned:

The Reporting Person is deemed to be the beneficial owner of 56,962,234 shares of Class A Common Stock, which includes: (i) 1,386 shares of Class A Common Stock held of record by the Reporting Person, (ii) 13,963 shares of Class A Common Stock issuable to the Reporting Person upon vesting of restricted stock units that will vest on or before March 1, 2023, (iii) 10,000,101 shares of Class A Common Stock held of record by a trust over which the Reporting Person has investment discretion; (iv) 40,811,978 shares of Class A Common Stock issuable upon conversion of 40,811,978 shares of Class B Common Stock held of record by a trust over which the Reporting Person has investment discretion; (v) 6,092,400 shares of Class A Common Stock issuable upon conversion of 6,092,400 shares of Class B Common Stock held of record by limited liability companies over which the Reporting Person has investment discretion; and (vi) 42,406 shares of Class A Common Stock subject to stock options held of record by the Reporting Person exercisable on or before March 1, 2023.

(b) Percent of class: 12.8%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 56,962,234

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 56,962,234

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Pursuant to the Voting Agreement, dated as of December 4, 2020, by and among the Reporting Person, Brian Chesky, Nathan Blecharczyk, and certain affiliated trusts and entities described therein (the “Voting Agreement”), the parties to the Voting Agreement may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended. The Reporting Person disclaims beneficial ownership of the securities beneficially owned by the other parties to the Voting Agreement.

CUSIP No. 009066101	Schedule 13G	Page 4 of 5

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 009066101	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

Joseph Gebbia

/s/ Joseph Gebbia